UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November 2010

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office
Kong Gang San Lu, Number 88
Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	November 30, 2010	By	/s/ Luo Zhuping
Name: Luo Zhuping
Title: Director and Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements.  Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission.  The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement.  While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws.  These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)
(Stock code: 00670)

OVERSEAS REGULATORY ANNOUNCEMENT PROGRESS OF THE IMPLEMENTATION OF
THE ABSORPTION OF SHANGHAI AIRLINES THROUGH SHARE EXCHANGE

This announcement is made by the Company pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The absorption of Shanghai Airlines Co., Ltd (“Shanghai Airlines”) by China Eastern Airlines Corporation Limited (the “Company”) through share exchange (the “Absorption through Share Exchange”) has been approved by China Securities Regulatory Commission (“CSRC”). As the implementation of the Absorption through Share Exchange has not been completed, pursuant to the requirements under Provision 31 of the Administrative Rules on Material Asset Reorganization of Listed Companies (《上市公司重大資產重組管理辦法》), the progress of the implementation of the Absorption through Share Exchange is set out as follows:

1.
The industrial and commercial registration procedures for the transfer of equity interest in上海航空假期旅行社有限公司 (Shanghai Airlines Holidays Travel Service Co., Ltd), 上海上航實業有限公司 (Shanghai Airlines Industry Co., Ltd.), 上海航空國際旅游(集團)有限公司 (Shanghai Airlines Tours International (Group) Co., Ltd.), 中國聯合航空有限公司 (China United Airlines Co., Ltd ), 上海愛建股份有限公司 (Shanghai AJ Corporation), 上海柯萊國際貨運有限公司 (Shanghai Crane International Transportation Co., Ltd. ), 新上海國際大廈有限公司 (New Shanghai International Tower Co., Ltd.), 上海航空國際貨物運輸有限公司 (Shanghai Airlines International Cargo Services Co., Ltd.) and 上海軟中信息技術有限公司 (Shanghai Ruanzhong Information Technology Co., Ltd) held by Shanghai Airlines to the Company have been completed;

2.
The procedures for the transfer of 126 real estate properties have been completed and the new ownership certificates of real estate approved and issued by the relevant real estate administration have been obtained;

3.
16 aircraft under the name of Shanghai Airlines have been transferred to上海航空有限公司 (Shanghai Airlines Co., Ltd) (the new Shanghai Airlines) and the aircraft title registration certificates issued by the Civil Aviation Administration of China have been obtained.

The procedures for the settlement of other assets in relation to the Absorption through Share Exchange are in intensified progress. The Company will further speed up the implementation of the Absorption through Share Exchange and cancel Shanghai Airline within the prescribed time limit. At the same time, the Company will announce the review of the implementation on time in accordance with the relevant requirements.

By order of the board of directors
CHINA EASTERN AIRLINES CORPORATION LIMITED
Luo Zhuping
Director and Company Secretary

The directors of the Company as at the date of this announcement are:

Liu Shaoyong	(Chairman)
Li Jun	(Vice Chairman)
Ma Xulun	(Director, President)
Luo Chaogeng	(Director)
Luo Zhuping	(Director, Company Secretary)
Sandy Ke-Yaw Liu	(Independent non-executive Director)
Wu Xiaogen	(Independent non-executive Director)
Ji Weidong	(Independent non-executive Director)
Shao Ruiqing	(Independent non-executive Director)

Shanghai, People’s Republic of China
30 November 2010